SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-3
                                  (AMENDMENT NO. 2)
                           RULE 13e-3 TRANSACTION STATEMENT
                (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE
                                     ACT OF 1934)

                            PENNSYLVANIA ELECTRIC COMPANY
                 (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                      Cumulative Preferred Stock, 4.40% Series B
                      Cumulative Preferred Stock, 3.70% Series C
                      Cumulative Preferred Stock, 4.05% Series D
                      Cumulative Preferred Stock, 4.70% Series E
                   Cumulative Preferred Stock, 4.50% Series F, and
                      Cumulative Preferred Stock, 4.60% Series G
                            (TITLE OF CLASS OF SECURITIES)

               708696-10-9 (Cumulative Preferred Stock, 4.40% Series B) 708696-20-8 (Cumulative Preferred Stock, 3.70% Series C) 708696-30-7 (Cumulative Preferred Stock, 4.05% Series D)
               708696-40-6 (Cumulative Preferred Stock, 4.70% Series E)
            708696-50-5 (Cumulative Preferred Stock, 4.50% Series F), and
               708696-60-4 (Cumulative Preferred Stock, 4.60% Series G)
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                     T. G. HOWSON
                                    Vice President
                                c/o GPU Service, Inc.
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054
                               (Tel. No. 201-263-6500)

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                  FILING STATEMENT)

          This statement is filed in connection with (check the appropriate box):

          a.  [ ]   The filing of solicitation  materials or an information
                    statement subject to  Regulation 14A [17  CFR 240.14a-1
                    to  240.14b-1,  Regulation  14C  [17 CFR  240.14c-1  to
                    240.14c-101  or Rule 13e-3(c)  [Sec. 240.13e-3(c) under
                    the Securities Exchange Act of 1934.
          b.  [ ]   The  filing  of  a  registration  statement  under  the
                    Securities Act of 1933.
          c.  [X]   A tender offer.
          d.  [ ]   None of the above.
                    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]





                              CALCULATION OF FILING FEE


          TRANSACTION VALUATION*             AMOUNT OF FILING FEE

          $25,564,349.94                     $5,112.87

          * Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 56,810 shares of Cumulative Preferred Stock, 4.40% Series B, 97,054 shares of Cumulative Preferred Stock, 3.70% Series C, 63,696 shares of Cumulative Preferred Stock, 4.05% Series D, 28,739 shares of Cumulative Preferred Stock, 4.70% Series E, 42,969 shares of Cumulative Preferred Stock, 4.50% Series F, and 75,732 shares of Cumulative Preferred Stock, 4.60% Series G, by $73.44, $59.64, $67.61, $78.45, $75.11, and $76.79, the
               respective per share purchase prices.

          /x/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

          Amount Previously Paid:            Filing Party:
                $5,112.87                    Pennsylvania Electric Company

          Form or Registration No.:          Date Filed:
               Schedule 13E-4                November 13, 1996


























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                                   EXPLANATORY NOTE

               The Rule 13e-3 Transaction Statement, as amended (the "Statement") originally filed by Pennsylvania Electric Company on November 13, 1996 is hereby amended as set forth herein:

               EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-3 REMAINS UNCHANGED

               (Capitalized terms used herein shall have the same meaning as the Offer to Purchase attached as Exhibit (d)(1) to the original Statement filed on November 13, 1996.)

          Item  8.  Additional information.

               The Issuer Tender Offer expired on December 13, 1996. The results of the Issuer Tender Offer were as follows: (i) 27,132 shares of Cumulative Preferred Stock, 4.40% Series B ($100 stated value) were tendered, representing 47.8% of the outstanding shares of such series; (ii) 47,486 shares of Cumulative Preferred Stock, 3.70% Series C ($100 stated value) were tendered, representing 48.9% of the outstanding shares of such series;
          (iii) 35,477 shares of Cumulative Preferred Stock, 4.05% Series D ($100 stated value) were tendered, representing 55.7% of the outstanding shares of such series; (iv) 14,636 shares of Cumulative Preferred Stock, 4.70% Series E ($100 stated value) were tendered, representing 50.9% of the outstanding shares of such series; (v) 25,888 shares of Cumulative Preferred Stock, 4.50% Series F ($100 stated value) were tendered, representing 60.2% of the outstanding shares of such series; (vi) 48,896 shares of Cumulative Preferred Stock, 4.60% Series G ($100 stated value) were tendered, representing 64.6% of the outstanding shares of such series.

          Item 17.  Material to be Filed as Exhibits.

          Exhibit No.                        Description

          (d)(10)                            Press  Release dated  December
                                             16, 1996.
















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                                      SIGNATURE


                    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Dated:  December 24, 1996     PENNSYLVANIA ELECTRIC COMPANY



                                        By:  /s/ T.G. Howson
                                        Name:   T.G. Howson
                                        Title:  Vice President